Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And Ivy Investment Management Company

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Ivy Investment Management Company, a Delaware corporation and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement, effective as of the 1st day of July, 2013, as amended (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the JNL/Ivy Asset Strategy Fund (the “Fund”) of JNL Series Trust (“Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and the Sub-Adviser agree to amend the sub-advisory fees as forth on Schedule B to the Agreement to reflect fee reductions for the Fund.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated July 1, 2015, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 1st day of July 2015, effective July 1, 2015.

Jackson National Asset Management, LLC		Ivy Investment Management Company
By:	/s/ Mark D. Nerud	By:	/s/ Thomas W. Butch

Name:	Mark D. Nerud	Name:	Thomas W. Butch

Title:	President and CEO	Title:	CEO & President

Schedule B
Dated July 1, 2015
(Compensation)

JNL/Ivy Asset Strategy Fund
Assets up to $1.5 Billion:
Average Daily Net Assets	Annual Rate
$0 to $500 Million	0.55%
$500 to $1.5 Billion	0.47%
When assets exceed $1.5 Billion:
Average Daily Net Assets	Annual Rate
$0 to $1.5 Billion	0.47%
$1.5 Billion to $2.5 Billion	0.43%
Amounts over $2.5 Billion	0.40%